Exhibit 99.1

Canadian Solar Reports Third Quarter 2022 Results

Guelph, Ontario, November 22, 2022 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the third quarter ended September 30, 2022, with 57% year-over-year (“yoy”) revenue growth and net income of $1.12 per diluted share as the Company continues to prioritize profitable growth.

Highlights

•	18.8% gross margin exceeds the guidance range of 15.0% to 16.5%.
•	57% increase in revenue to $1.93 billion, compared to $1.23 billion in 3Q 2021.
•	123% increase in net income attributable to Canadian Solar to $1.12 per diluted share compared to $0.52 per diluted share in 3Q 2021.
•	62% increase in solar module shipments to 6.0 GW, compared to 3.7 GW in 3Q 2021.
•	Global Energy battery storage project development pipeline expands to 40 GWh and solar project development pipeline at 25 GWp, as of September 30, 2022.
•	Company expects full year 2023 module shipments to be in the range of 30 GW to 35 GW, representing 56% yoy growth at the mid-point of the range.
•	Carve-out IPO of CSI Solar Co., Ltd. (“CSI Solar” or the “CSI Solar subsidiary”) back on track awaiting completion of CSRC registration.

Dr. Shawn Qu, Chairman and CEO, commented, “We achieved a 123% increase in net income on a year-over-year basis, despite the headwinds from ongoing COVID-19 shutdowns and macroeconomic challenges. We continue to execute our long-term strategy and build on our competitive position with a further expansion of our upstream capacity and increased level of vertical integration in our solar manufacturing capacity. The benefits of greater control over our supply chain and an improved cost structure will further strengthen our competitive moat, driving a differentiated value proposition for our customers through better products with lower carbon footprint. We are also actively evaluating options in the U.S. market given the recent passing of the Inflation Reduction Act and its potential positive impact as another growth catalyst. Finally, after a short procedural pause, CSI Solar’s carve-out IPO is back on track awaiting registration with the China Securities Regulatory Commission.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “We achieved significant growth in both profit and volume during the third quarter, driven by strong demand, ongoing reductions in manufacturing cost, and currency benefits from a strong U.S. Dollar relative to the Renminbi. CSI Solar continues to successfully balance growth and profitability, prioritizing margins by enhancing our pricing power in higher-priced markets and delivering greater system-value to our customers. With that in mind, we officially launched two proprietary battery storage products, the SolBank for large utility scale applications and the EP Cube for residential applications, which received an overwhelmingly positive response from customers. CSI Solar’s battery storage turnkey pipeline at the end of the third quarter more than doubled to 25 GWh, with several new projects across the U.S. and Europe recently signed. Supported by strong partnerships through the battery storage supply chain, we are confident that energy storage will become an increasingly important driver of our long-term growth and value creation.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “The third quarter was, as anticipated, a sequentially smaller but profitable quarter for Global Energy as we monetized around 890 MWp of solar projects. The majority of projects sold were earlier-stage pre-construction projects in the U.S. and Brazil, and a small operational project in Japan, supporting a 47% gross margin during the quarter. Strategically, we are focusing more resources on developing battery storage projects, both stand-alone and hybrid, where we have an edge and can not only help our customers de-carbonize operations and electric grids, but also de-risk project portfolios, enhance overall project values and meaningfully contribute to the stability and reliability of the grid.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the third quarter, we achieved 57% revenue growth year-over-year and expanded our gross margin to 18.8%, delivering net income of $1.12 per diluted share. Our team continues to do a great job managing inventory levels to support our customers, while maintaining a healthy balance sheet to support our long-term working capital, product roadmap and capacity expansion strategy. We ended the quarter with a total cash position of $2.0 billion and remain well positioned to benefit from the acceleration in growth the industry is seeing worldwide in both solar and battery storage.”

Third Quarter 2022 Results

Total module shipments recognized as revenues in the third quarter of 2022 were 6.0 GW, up 62% yoy. Of the total, 196 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the third quarter of 2022 were up 57% yoy and down 16% quarter-over-quarter (“qoq”) to $1.93 billion. The sequential decline primarily reflects lower revenue from project sales and battery storage solutions and a small decline in module average selling price (“ASP”). This was partially offset by higher solar module shipment volumes. The yoy improvement was mainly driven by an increase in module shipments and ASPs.

Gross profit in the third quarter of 2022 was $363 million, up 59% yoy and down 2% qoq. Gross margin in the third quarter of 2022 was 18.8%, compared to 16.0% in the second quarter 2022, and considerably above prior guidance. The sequential gross margin increase was mainly driven by lower manufacturing costs that were also attributable to the depreciation of the Renminbi relative to the U.S. Dollar, higher margin contribution from project sales, and lower sales from battery storage solutions.

Total operating expenses in the third quarter of 2022 were $274 million compared to $255 million in the second quarter of 2022 and $176 million in the third quarter of 2021. The sequential increase was mainly driven by an impairment charge related to certain manufacturing assets and higher shipping and handling expenses.

Depreciation and amortization charges in the third quarter of 2022 were $56 million, compared to $63 million in the second quarter of 2022 and $71 million in the third quarter of 2021.

Net interest income in the third quarter of 2022 was $4 million, compared to net interest expense of $15 million in the second quarter of 2022 and net interest expense of $11 million in the third quarter of 2021. The increase in net interest income was mainly driven by a one-time interest benefit of $17 million deriving from the interest income generated by the anti-dumping and countervailing duty deposit refunds.

Net foreign exchange and derivative gain in the third quarter of 2022 was $39 million, compared to a net gain of $6 million in the second quarter of 2022 and a net loss of $14 million in the third quarter of 2021. The net foreign exchange gain was mainly driven by the strengthening of the U.S. Dollar against the Renminbi.

Net income attributable to Canadian Solar in the third quarter of 2022 was $78 million, or $1.12 per diluted share (“diluted EPS”), compared to net income of $74 million, or $1.07 per diluted share, in the second quarter of 2022, and net income of $35 million, or $0.52 per diluted share, in the third quarter of 2021.

For the three months ended September 30, 2022, diluted EPS of $1.12 was calculated to include the dilution effect of the outstanding convertible notes. Diluted EPS of $1.12 was calculated from total earnings of $80 million, adding back the 2.5% coupon of $1.3 million, divided by 71.4 million diluted shares, including 6.3 million shares issuable upon the conversion of the convertible notes. For the three months ended June 30, 2022, diluted EPS of $1.07 was calculated from total earnings of $76 million, adjusted for the effects of the convertible notes. For the three months ended September 30, 2021, diluted EPS of $0.52 was calculated from total earnings of $37 million, adjusted for the effects of the convertible notes.

Net cash flow provided by operating activities in the third quarter of 2022 was $68 million, compared to $293 million in the second quarter of 2022. The decrease in operating cash inflow was mainly driven by changes in working capital.

Total debt was $2.7 billion as of September 30 and June 30, 2022. Non-recourse debt used to finance solar power projects increased to $311 million as of September 30, 2022, from $264 million as of June 30, 2022.

Corporate Structure

The Company has two business segments: Global Energy and CSI Solar, which operate as follows:

The Global Energy segment carries out the Company’s global project development activities for both solar and battery storage project development, which include sourcing land, interconnection agreements, structuring power purchase agreements (PPAs) and other permits and requirements. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.

The CSI Solar segment consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC (engineering, procurement and construction) services. The CSI Solar segment also includes the Company’s battery storage system integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing, and building over 7.3 GWp of solar power plants across six continents. The Company has built a leadership position in solar project development with 25 GWp total pipeline, as well as in energy storage project development with 40 GWh of aggregate pipeline.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of approximately 50% to 2026, while holding and accumulating assets through investment vehicles (see below) in order to better capture asset value.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2026, the Company plans to reach 1.3 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company plans to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, the Company expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, O&M, asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest Japanese infrastructure fund listed on the Tokyo Stock Exchange, and has also established the CSFS Fund I, a closed-ended alternative investment fund of a similar nature in Italy. Through launching these localized vehicles, Canadian Solar is building its expertise in designing investment vehicles in local markets that will help maximize the value of its project assets.

3.	Services: The Company currently manages over 3.6 GW of operational projects under long-term O&M agreements, and an additional 2.2 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 20 GW of projects under O&M agreements by 2026.

Management targets to achieve the following over the next few years:

Global Energy Targets	2021A	2022E	2023E	2024E	2025E	2026E
Annual Project Sales, GWp	2.1	2.2-2.3	2.8-3.3	3.5-4.0	4.0-4.5	4.3-4.8
Operational O&M Projects, GWp	2.1	4.2	7.5	11	15	20
Net Cumulative Projects Retained, MWp*	292	360	630	1,000	1,100	1,300
Gross Cumulative Projects Retained, MWp*	748	1,400	2,580	3,500	4,000	5,000

*Net projects retained represents CSIQ’s net partial ownership of solar projects; the gross number represents the aggregate gross size of projects, including the share which is not owned by CSIQ.

Project Pipeline – Solar

As of September 30, 2022, the Company’s total project pipeline was 25.0 GWp, including 1.0 GWp under construction, 5.2 GWp of backlog, and 18.8 GWp of projects in advanced and early-stage pipelines. We have updated our project pipeline classification as follows:

•	Backlog projects are late-stage projects that have passed their Risk Cliff Date and are expected to start construction in the next 1-4 years. A project’s Risk Cliff Date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and PPAs. Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage Pipeline projects are early-stage projects controlled by Canadian Solar that are in the process of securing interconnection.

•	The following table presents Global Energy’s total solar project development pipeline.

Total Project Pipeline (as of September 30, 2022) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	603	2,125	3,818	6,546
Latin America	730**	3,211**	2,072	608	6,621
Europe, the Middle East and Africa (“EMEA”)	21	379	4,067	1,880	6,347
Japan	46	156	-	105	307
Asia Pacific excluding Japan and China	-	3	135	1,842	1,980
China	250	800**	-	2,150	3,200
Total	1,047	5,152	8,399	10,403	25,001

*All numbers are gross MWp.

**Including 189 MWp in construction and 670 MWp in backlog that are owned by or already sold to third parties.

Project Pipeline – Battery Storage

In addition to developing utility-scale solar power projects, the Global Energy segment has also been developing hybrid solar plus energy storage projects, as well as stand-alone battery storage projects. The Company co-hosts energy storage facilities with solar power plants on the same piece of land for nearly all projects under development. By using a single interconnection point per project, the Company expects to significantly enhance the efficiency of its development and the value of its assets under development.

Canadian Solar’s storage development business model also includes signing storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. In addition, the Company has signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s total battery storage project development pipeline.

Storage Project Development Backlog and Pipeline (as of September 30, 2022) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	1,400*	-	4,776	8,600	14,776
Latin America	-	2,300	1,806	970	5,076
EMEA	-	82	2,608	6,000	8,690
Japan	-	-	-	19	19
Asia Pacific, excluding Japan and China	20	462	-	2,320	2,802
China	-	300	-	8,700	9,000
Total	1,420	3,144	9,190	26,609	40,363

* Including 1,120 MWh that have already been sold to a third party.

Projects in Operation - Solar and Battery Storage Power Plants

As of September 30, 2022, the Company’s solar power plants in operation totaled 508 MWp, with a combined estimated net resale value of approximately $575 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MWp*
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
277	134	15	82	508

*All numbers are net MWp owned by Canadian Solar; total gross MWp of projects is 903 MWp, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Global Energy segment for the periods indicated.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net revenues	100,925	553,984	139,989	747,875	891,665
Cost of revenues	53,366	473,979	78,848	602,475	705,740
Gross profit	47,559	80,005	61,141	145,400	185,925
Operating expenses	20,512	24,326	30,442	63,685	74,018
Income from operations*	27,047	55,679	30,699	81,715	111,907
Gross margin	47.1%	14.4%	43.7%	19.4%	20.9%
Operating margin	26.8%	10.1%	21.9%	10.9%	12.6%

* Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules

CSI Solar shipped 6.0 GW of solar modules to more than 70 countries in the third quarter of 2022. The top five markets ranked by shipments were China, the U.S., Brazil, Spain and Germany.

CSI Solar’s 2022 and 2023 solar capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*

	Sep. 2022 Actual	Dec. 2022 Plan	Jun. 2023 Plan	Dec. 2023 Plan
Ingot	14.4	20.4	20.4	25.0
Wafer	15.3	20.0	20.0	25.0
Cell	17.3	19.8	26.6	35.0
Module	31.3	32.2	36.7	50.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team, namely CSI Energy Storage, provides customers with competitive turnkey, integrated, utility-scale battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

The table below sets forth CSI Energy Storage’s project pipeline as of September 30, 2022, including projects contracted under long term service agreement.

	LTSA (Long Term Service Agreement)	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	861	2,372	4,304	17,345	24,882

LTSA projects are operational battery storage projects delivered by CSI Solar that are under multi-year long-term service agreements and generate recurring earnings. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have received exclusivity agreements or have been shortlisted, but still have a below 75% probability of being contracted.

In September 2022, CSI Solar launched the SolBank, an exciting new, self-manufactured battery storage product. The SolBank is a lithium iron phosphate (LiFePO4) chemistry-based battery enclosure with up to 2.8 MWh of usable energy capacity, specifically engineered for utility-scale applications. The SolBank is designed with liquid cooling and humidity control, active balancing BMS (Battery Management System) technologies, and complies with the latest international safety and compliance standards. CSI Energy Storage produces the SolBank on fully automated, state-of-the-art production and testing facilities.

The table below sets forth CSI Energy Storage’s battery storage manufacturing capacity expansion targets.

Battery Storage Manufacturing Capacity, GWh*	Sep. 2022 Actual	Dec. 2022 Plan	Dec. 2023 Plan
SolBank	2.5	2.5	10.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net revenues	1,973,163	1,816,410	1,149,215	4,999,567	3,028,325
Cost of revenues	1,632,518	1,526,755	976,212	4,193,438	2,632,376
Gross profit	340,645	289,655	173,003	806,129	395,949
Operating expenses	243,667	227,262	142,734	614,860	403,376
Income (loss) from operations	96,978	62,393	30,269	191,269	(7,427)
Gross margin	17.3%	15.9%	15.1%	16.1%	13.1%
Operating margin	4.9%	3.4%	2.6%	3.8%	-0.2%

*Includes effects of both sales to third-party customers and to the Company’s Global Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q3 2022	% of Net Revenues	Q2 2022	% of Net Revenues	Q3 2021	% of Net Revenues
Asia	669	37	587	33	481	44
Americas	650	35	742	42	393	36
Europe and others	512	28	431	25	215	20
Total	1,831	100	1,760	100	1,089	100

*Excludes internal sales from CSI Solar to Global Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, the global impact of the ongoing COVID-19 pandemic and shutdowns, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2022, the Company expects total revenues to be in the range of $1.8 billion to $1.9 billion. Gross margin is expected to be between 16% to 18%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 6.0 GW to 6.3 GW, including approximately 290 MW to the Company’s own projects.

For the full year of 2022, the Company expects CSI Solar’s total battery storage shipments to be in the range of 1.8 GWh to 1.9 GWh, including approximately 300 MWh to the Company’s own projects. Global Energy project sales are expected to be in the range of 2.2 GW to 2.3 GW.

For the full year of 2023, the Company expects total module shipments to be in the range of 30 GW to 35 GW.

Dr. Shawn Qu, Chairman and CEO, commented, “We continue to focus on profitable growth, investing in our industry leading product roadmap, and further expansion of our global solar and battery storage businesses, as we build long-term value for shareholders. Global demand remains very strong and previous supply chain and cost headwinds are improving with lower input and logistics costs. We still face near-term challenges with volatility in foreign exchange rates, which we are closely monitoring and will continue to take appropriate actions to mitigate the impact.”

Recent Developments

On November 3, 2022, Canadian Solar announced that its majority-owned subsidiary CSI Solar received France’s Simplified Carbon Assessment (Evaluation carbone simplifiée or ECS) certification and Italy’s Environmental Product Declaration (EPD) certification for its high-efficiency mono-facial and bifacial modules, using 182mm and 210mm silicon wafers. Canadian Solar’s modules have some of the lowest carbon footprints among crystalline solar modules in the market and will play a critical role in supporting customers’ decarbonization goals.

On October 18, 2022, Canadian Solar announced that Crimson Storage, a 350 MW / 1,400 MWh standalone energy storage project, reached commercial operation and will be providing flexible capacity to the California grid. A fund managed by Axium Infrastructure US Inc. owns 80% of the project and Recurrent Energy, the project developer, retains 20% ownership. CSI Energy Storage was the turnkey system integrator of the project, delivering the EPC services and will provide long-term operational services for the project.

On September 13, 2022, Canadian Solar announced the launch of the EP Cube, a lightweight and sleek all-in-one residential energy storage solution by its majority-owned subsidiary CSI Solar. The EP Cube solution can be stacked for 9.9 kWh to 19.9 kWh capacities. Up to six units can be connected in parallel to deliver up to 119.9 kWh of storage and 45.6 kW output, which is more than enough to fully power the average home with high-surge-current appliances and AC units.

On September 1, 2022, Canadian Solar announced that it was awarded a 253 MWp solar plus 1,000 MWh battery energy storage project in Chile’s public tender CNE 2022/01 held by Chile’s Energy National Commission (CNE) in July 2022. The project is expected to start construction in 2024 and reach commercial operation in 2026. Once in operation, part of the electricity generated by solar will be purchased by a pool of distribution companies under 15-year U.S. dollar-dominated power purchase agreements (PPAs), and the remaining will be purchased by private energy off-takers.

Conference Call Information

The Company will hold a conference call on Tuesday, November 22, 2022, at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., Tuesday, November 22, 2022, in Hong Kong) to discuss its third quarter 2022 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800-965-561 (toll-free from Hong Kong), 400-1202-840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13733777. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Standard Time on Tuesday, December 6, 2022 (12:00 noon, December 7, 2022, in Hong Kong) and can be accessed by +1-844-512-2921 (toll-free from the U.S.), or +1-412-317-6671 from international locations. The replay pin number is 13733777. A webcast replay will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 21 years, Canadian Solar has successfully delivered around 82 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 7 GWp in over 20 countries across the world. Currently, the Company has approximately 500 MWp of projects in operation, 6 GWp of projects under construction or in backlog (late-stage), and an additional 19 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 28, 2022, as amended on October 18, 2022. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses.

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended September 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,973,163	100,925	(141,609)	1,932,479
Cost of revenues	1,632,518	53,366	(115,971)	1,569,913
Gross profit	340,645	47,559	(25,638)	362,566
Gross margin	17.3%	47.1%	—	18.8%
Income from operations (2)	96,978	27,047	(35,358)	88,667

	Select Financial Data – CSI Solar and Global Energy
	Nine Months Ended September 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	4,999,567	747,875	(250,428)	5,497,014
Cost of revenues	4,193,438	602,475	(213,406)	4,582,507
Gross profit	806,129	145,400	(37,022)	914,507
Gross margin	16.1%	19.4%	—	16.6%
Income from operations (2)	191,269	81,715	(52,685)	220,299

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended September 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,149,215	139,989	(59,754)	1,229,450
Cost of revenues	976,212	78,848	(54,239)	1,000,821
Gross profit	173,003	61,141	(5,515)	228,629
Gross margin	15.1%	43.7%	—	18.6%
Income from operations (2)	30,269	30,699	(7,875)	53,093

	Select Financial Data – CSI Solar and Global Energy
	Nine Months Ended September 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	3,028,325	891,665	(171,540)	3,748,450
Cost of revenues	2,632,376	705,740	(197,684)	3,140,432
Gross profit	395,949	185,925	26,144	608,018
Gross margin	13.1%	20.9%	—	16.2%
Income (loss) from operations (2)	(7,427)	111,907	18,476	122,956

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended September 30, 2022	Three Months Ended June 30, 2022	Three Months Ended September 30, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	1,578,695	1,350,495	872,288
Solar system kits	139,091	150,765	98,920
Battery storage solutions	81,100	227,438	62,977
China energy/EPC (incl. electricity sales)	4,058	5,397	22,337
Others	28,610	26,107	32,939
Subtotal	1,831,554	1,760,202	1,089,461
Global Energy Revenues:
Solar and battery storage power projects	84,725	540,056	126,224
O&M and asset management services	9,996	7,745	8,031
Others (incl. electricity sales)	6,204	6,183	5,734
Subtotal	100,925	553,984	139,989
Total net revenues	1,932,479	2,314,186	1,229,450

	Select Financial Data - CSI Solar and Global Energy
	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	3,892,235	2,267,998
Solar system kits	380,312	223,048
Battery storage solutions	391,038	134,225
China energy/EPC (incl. electricity sales)	14,778	123,779
Others	70,776	107,735
Subtotal	4,749,139	2,856,785
Global Energy Revenues:
Solar and battery storage power projects	703,173	845,669
O&M and asset management services	25,689	26,604
Others (incl. electricity sales)	19,013	19,392
Subtotal	747,875	891,665
Total net revenues	5,497,014	3,748,450

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Net revenues	$1,932,479	$2,314,186	$1,229,450	$5,497,014	$3,748,450
Cost of revenues	1,569,913	1,943,136	1,000,821	4,582,507	3,140,432
Gross profit	362,566	371,050	228,629	914,507	608,018

Operating expenses:
Selling and distribution expenses	165,751	158,017	101,526	432,613	269,187
General and administrative expenses	102,192	87,920	83,244	252,922	219,279
Research and development expenses	17,885	18,050	13,493	49,215	39,101
Other operating income, net	(11,929)	(9,054)	(22,727)	(40,542)	(42,505)
Total operating expenses	273,899	254,933	175,536	694,208	485,062

Income from operations	88,667	116,117	53,093	220,299	122,956
Other income (expenses):
Interest expense	(19,060)	(19,709)	(13,153)	(54,071)	(42,621)
Interest income	22,900	4,216	2,253	31,328	8,338
Gain (loss) on change in fair value of derivatives, net	12,189	(4,869)	9,878	(17,418)	10,300
Foreign exchange gain (loss), net	26,884	11,333	(23,533)	66,079	(34,297)
Investment income (loss)	(3,230)	6,984	2,890	(1,770)	9,307
Other income (expenses), net	39,683	(2,045)	(21,665)	24,148	(48,973)

Income before income taxes and equity in earnings of unconsolidated investees	128,350	114,072	31,428	244,447	73,983
Income tax benefit (expense)	(28,955)	(27,731)	2,879	(51,503)	(9,328)
Equity in earnings of unconsolidated investees	2,847	2,214	3,821	6,787	5,609
Net income	102,242	88,555	38,128	199,731	70,264

Less: Net income attributable to non-controlling interests	23,777	14,093	2,884	37,597	980

Net income attributable to Canadian Solar Inc.	$78,465	$74,462	$35,244	$162,134	$69,284

Earnings per share - basic	$1.22	$1.16	$0.56	$2.52	$1.14
Shares used in computation - basic	64,494,260	64,262,556	62,794,480	64,263,616	60,989,038
Earnings per share - diluted	$1.12	$1.07	$0.52	$2.33	$1.07
Shares used in computation - diluted	71,402,769	71,103,568	69,857,925	71,137,128	68,333,493

Canadian Solar Inc.

  Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Net Income	$102,242	$88,555	$38,128	$199,731	$70,264
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(104,581)	(126,367)	(26,236)	(223,437)	(48,309)
Gain on changes in fair value of available-for-sale debt securities	369	229	—	598	—
Gain on changes in fair value of derivatives	332	160	—	682	—
Share of gain on changes in fair value of derivatives of unconsolidated investee	2,255	—	—	2,255	—
Comprehensive income (loss)	617	(37,423)	11,892	(20,171)	21,955
Less: comprehensive income (loss) attributable to non-controlling interests	6,547	(3,960)	(1,053)	3,714	(7,985)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(5,930)	$(33,463)	$12,945	$(23,885)	$29,940

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$1,082,567	$869,831
Restricted cash	865,174	560,633
Accounts receivable trade, net	955,762	651,372
Accounts receivable, unbilled	5,675	37,244
Amounts due from related parties	109,679	73,042
Inventories	1,603,627	1,192,374
Value added tax recoverable	122,060	125,882
Advances to suppliers	358,906	225,879
Derivative assets	19,407	7,286
Project assets	332,333	594,107
Prepaid expenses and other current assets	297,630	434,177
Total current assets	5,752,820	4,771,827
Restricted cash	6,824	3,818
Property, plant and equipment, net	1,517,118	1,401,877
Solar power systems, net	100,652	108,263
Deferred tax assets, net	232,299	236,503
Advances to suppliers	34,278	34,239
Prepaid land use rights	64,816	71,011
Investments in affiliates	107,368	98,819
Intangible assets, net	14,843	18,992
Project assets	578,571	433,254
Right-of-use assets	28,143	35,286
Amounts due from related parties	32,293	—
Other non-current assets	191,441	174,453
TOTAL ASSETS	$8,661,466	$7,388,342

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2022	2021
Current liabilities:
Short-term borrowings	$1,228,509	$1,271,215
Long-term borrowings on project assets - current	198,785	321,655
Accounts payable	914,631	502,995
Short-term notes payable	1,357,490	881,184
Amounts due to related parties	375	143
Other payables	765,412	667,854
Advances from customers	245,507	135,512
Derivative liabilities	9,692	2,622
Operating lease liabilities	8,904	12,185
Other current liabilities	200,596	242,783
Total current liabilities	4,929,901	4,038,148
Accrued warranty costs	64,175	45,146
Long-term borrowings	941,844	523,634
Convertible notes	225,623	224,675
Liability for uncertain tax positions	7,939	7,448
Deferred tax liabilities	44,059	48,150
Loss contingency accruals	3,026	15,148
Operating lease liabilities	19,364	23,215
Financing liabilities	5,634	53,641
Other non-current liabilities	303,386	282,699
TOTAL LIABILITIES	6,544,951	5,261,904
Equity:
Common shares	835,543	835,543
Additional paid-in capital	(11,709)	(19,428)
Retained earnings	1,197,686	1,035,552
Accumulated other comprehensive loss	(236,603)	(50,584)
Total Canadian Solar Inc. shareholders’ equity	1,784,917	1,801,083
Non-controlling interests in subsidiaries	331,598	325,355
TOTAL EQUITY	2,116,515	2,126,438
TOTAL LIABILITIES AND EQUITY	$8,661,466	$7,388,342